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11016113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Skokie Blvd, Suite 120
(No. and Street)

Wilmette (City) IL (State) 60091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Taki, Jr. (847) 251-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Taki, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
JUDITH O'YOUNG
Notary Public - State of Illinois
My Commission Expires May 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

CONTENTS

HCL

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2010 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois
February 18, 2011

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	784,114
Receivables from clients and correspondents		27,332
Prepaid expenses		3,382
Other assets		1,750
TOTAL ASSETS	$	816,578

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	17,813
Illinois replacement tax payable		611
Due to stockholder		1,000
Total liabilities		19,424
STOCKHOLDER'S EQUITY		
Common stock: 1,000 shares authorized; 100 shares issued and outstanding; $1 par value		100
Additional paid-in-capital		30,000
Retained earnings		767,054
Total stockholder's equity		797,154
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	816,578

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUES		
Consulting income	$	294,091
Interest income		3,691
Other income		621
TOTAL REVENUES		298,403
EXPENSES		
Insurance		2,336
Depreciation expense		1,465
Office and other expenses		49,559
Professional fees and consulting services		94,097
Regulatory dues and fees		3,739
Rent		11,472
Salaries and payroll taxes		97,160
TOTAL EXPENSES		259,828
INCOME BEFORE TAXES		38,575
Provision for Illinois replacement tax		(611)
NET INCOME	$	37,964

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2010	$ 100	$ 30,000	$ 729,090	$ 759,190
2010 net income	-	-	37,964	37,964
Stockholder dividends	-	-	-	-
Balance December 31, 2010	$ 100	$ 30,000	$ 767,054	$ 797,154

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	37,964
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		1,465
Changes in operating assets and liabilities:		
Decrease in receivables from clients and correspondents		30,466
Increase in prepaid expenses		(529)
Increase in accounts payable		9,204
Increase in Illinois replacement tax payable		178
NET CASH PROVIDED BY OPERATING ACTIVITIES		78,748
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office furniture and equipment		(1,465)
NET CASH USED IN INVESTING ACTIVITIES		(1,465)
NET INCREASE IN CASH		77,283
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		706,831
CASH AND CASH EQUIVALENTS END OF YEAR	$	784,114

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$	433

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Phoenix Global Capital Management, Ltd. ("PGCM", or "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Wilmette, Illinois. The financial statements of PGCM are presented on the accrual basis of accounting.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge fund of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

PGCM considers all highly liquid investments, with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and certificates of deposits.

Income Taxes

PGCM is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual stockholder is taxed on all of the Company's income. PGCM is liable for Illinois replacement tax, which for the year ended December 31, 2010 totaled $611.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Organization Expense

Property and equipment has been recorded at cost, and has been fully depreciated. Depreciation and amortization expense totaled $1,465 the year ended December 31, 2010.

Revenue Recognition and Receivables from Clients and Correspondents

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these hedge funds enter into written investment management agreements with all its clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. This fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients. As of December 31, 2010, the amount of fee income earned by the Company and included in receivables from clients and correspondents was $27,332.

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectability of these receivables based on a combination of factors, including aging and historical trends. The Company believes that all receivables from clients and correspondents as of December 31, 2010 will be collected. No allowance for doubtful accounts has been established.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluated all activity of the company through February 18, 2011, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by the Financial Accounting Standards Board ("FASB") in their Statement of Financial Accounting Standard FASB ASC 820-10.

3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has leased office facilities in Wilmette, Illinois, where a lease expired December 31, 2010. As of January 1, 2011 the company executed a one year lease extension which will expire on December 31, 2011.

The following is a schedule by year of future minimum rental payments required under the operating lease agreement, as extended:

Year Ending December 31	Amount
2011	$11,100
Total	$11,100

Rent expense amounted to $11,472 for the year ended December 31, 2010.

Consulting Services Agreements

As of December 31, 2010, the Company had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

4. CONCENTRATIONS

Concentration of Credit Risk

As of December 31, 2010, the Company's cash and cash equivalents were deposited in four financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010, the Company did not have cash in excess of FDIC insured limits.

4. CONCENTRATIONS (CONTINUED)

Concentrations in Revenues

In 2010, three customers accounted for 100% of the Company's revenues.

5. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, PGCM is required to maintain net capital as defined under the rule. PGCM is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2010 the Company had net capital and net capital requirements of $764,690 and $5,000, respectively.

6. UNCERTAINITY IN INCOME TAXES

The Company has adopted ASC 740 "Accounting for Uncertainty in Income Taxes." At December 31, 2010 there are no material uncertain income tax positions.

SUPPLEMENTAL INFORMATION

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 153-3
DECEMBER 31, 2010

PGCM does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, PGCM is exempt from the provisions of that rule.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION ON NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING
DECEMBER 31, 2010

The following differences existed at December 31, 2010, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2010.

Un-Audited Part II A Focus Filing	$ 764,964
Cumulative audit adjustments	(4)
Audited computation of net capital	$ 764,690

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2010

Net capital:	
Total ownership equity	$ 797,154
Add liabilites subordinated to claims of general creditors	-
Less nonallowable assets	(32,464)
Net capital	764,690
Net capital requirement	5,000
Excess net capital	$ 759,690
Aggregate indebtedness - accounts payable, accrued expenses and other unsubordinated liabilities	$ 19,424
Percentage of aggregate indebtedness to net capital	2.54%
Minimum net capital at 6-2/3% of aggregate indebtedness	$ 1,295

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
H C L
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements of Phoenix Global Capital Management, Ltd. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois
February 18, 2011

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2010

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS